J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

Merrill Lynch, Pierce, Fenner & Smith

Incorporated

One Bryant Park

New York, NY 10036

July 17, 2017

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Kala Pharmaceuticals, Inc.

Registration Statement on Form S-1

Registration File No. 333-218936

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, the representatives of the several underwriters (the “Representatives”), hereby join in the request of Kala Pharmaceuticals, Inc. (the “Company”) for acceleration of the effective date of the above-referenced Registration Statement on Form S-1, as amended, so that it will be declared effective at 4:00 PM, Eastern Daylight Time, on July 19, 2017 or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Wilmer Cutler Pickering Hale and Dorr LLP, may orally request via telephone call that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as the Representatives, wish to advise you that approximately 3,869 copies of the Preliminary Prospectus, dated July 10, 2017 and included in the above-referenced Registration Statement, as amended, were distributed during the period from July 10, 2017 through the date hereof, to prospective underwriters, institutions, dealers and others.

We were advised on July 12, 2017 by the Corporate Financing Department of the Financial Industry Regulatory Authority that it has reviewed the above-referenced proposed offering and that it has determined to raise no objections with respect to the fairness of the terms and arrangements of the offering.

We, the undersigned, as the Representatives, each confirm on behalf of ourselves and the other participating underwriters that we will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issuance.

Very truly yours,

J.P. MORGAN SECURITIES LLC
MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

By:	J.P. MORGAN SECURITIES LLC

By:	/s/ Phil Ross
	Name:	Phil Ross
	Title:	Managing Director

By:	MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

By:	/s/ Michele A.H. Allong
	Name:	Michele A.H. Allong
	Title:	Authorized Signatory